SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549




                          FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 OR 15d-16
                OF SECURITIES EXCHANGE ACT OF 1934


                  For the month of January 2004

          SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

             31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)





For immediate release 7 January 2004



         SCHRODER VENTURES INTENATIONAL INVESTMENT TRUST PLC ("SVIIT")

           QUARTERLY PORTFOLIO DISCLOSURE OF TEN LARGEST INVESTMENTS

SVIIT announces that at 31 December 2003, its ten largest investments were:


Company                                        *% of         *% of            **Unaudited Valuation of holding at 31
                                         Gross Assets     Net Assets            December 2003
                                                                                   GBP'000

Travelodge & Little Chef                       9.4               10.9              55,347
Memec                                          7.4                8.6              43,547
Cognis                                         6.4                7.4              37,725
Ferretti                                       6.2                7.1              36,179
SEAT Pagine Gialle***                          6.1                7.0              35,529
Hogg Robinson                                  4.2                4.8              24,410
Premiere                                       2.9                3.3              16,817
Takko                                          2.8                3.2              16,342
Austriamicrosystems                            2.6                3.0              15,089
Inmarsat***                                    2.3                2.7              13,733


* Gross and Net Assets as at 30 June 2003 updated for the net proceeds of GBP45,910,000 from the issue of new shares in October 2003.

**The unaudited valuation at 31 December 2003 was calculated on the basis of the asset valuation at 30 June 2003, adjusted to reflect the transfer of assets to P123 and any realisations and new investments up to 31 December 2003. With the exception of new investments, the asset valuation of has not been adjusted for any currency movements since 30 June 2003.

*** The valuation of new investments is based on cost in fund currency translated into GBP at 31 December 2003 exchange rates.

SVIIT's underlying portfolio of companies is in the process of being revalued in accordance with the British Venture Capital Association (BVCA) guidelines. An updated valuation and net asset value for 31 December 2003 will be announced in March 2004.

This announcement was made in accordance with the Listing Rule 21.20 (l) (ii) which requires, inter alia, UK listed Investment Companies to notify to a Regulatory Information Service, within two business days of the end of each quarter, a list of all investment with a value greater than 5% of the Company's gross assets and at least the Company's ten largest investment as at the last business days of that quarter.

For further information, please contact:

Schroder Ventures (London) Limited

Alice Todhunter                                        020 7010 8925




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                 SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC




Date:  07 January 2004


                                 By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries